United States securities and exchange commission logo





                    April 29, 2022

       Larry Xianghong Wu
       Majority Owner of General Partner
       UC Asset LP
       2299 Perimeter Park Drive, Suite 120
       Atlanta, Georgia 30341

                                                        Re: UC Asset LP
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Response Dated
October 29, 2021
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2021
                                                            File No. 000-56203

       Dear Mr. Wu:

              We issued comments to you on the above captioned filing on March 24, 2022.
       Additionally, we discussed our comments with you on April 8, 2022. In that call, we advised you that have a continuing responsibility to correct any periodic reports that were due at the time your Form 15 was filed on March 28, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments, including your plan to correct prior periodic reports, by May 13, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.
 Larry Xianghong Wu
UC Asset LP
April 29, 2022
Page 2

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions



                                                          Sincerely,
FirstName LastNameLarry Xianghong Wu
                                                          Division of
Corporation Finance
Comapany NameUC Asset LP
                                                          Office of Real Estate
& Construction
April 29, 2022 Page 2
cc:       Richard W. Jones
FirstName LastName